Exhibit (h)(2)

AMENDMENT

To Transfer Agency and Service Agreement

Between

Homestead Funds, Inc.

And

Boston Financial Data Services, Inc.

This Amendment is made as of this 1st day of May 2011 between Homestead Funds, Inc. (the “Fund”) and Boston Financial Data Services, Inc. (the “Transfer Agent”). In accordance with Section 16.1 (Amendment) of the Transfer Agency and Service Agreement between the Fund and the Transfer Agent dated as of September 18, 2008 (the “Agreement”), the parties desire to amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1. Schedule 4.1 (Fees and Expenses). Schedule 3.1 to the Agreement dated September 18, 2008 is replaced and superseded with the attached Schedule 3.1 dated May 1, 2011 through September 17, 2014.

2. Section 12 (Termination of Agreement). Section 12 of the Agreement is hereby amended by replacing the first three sentences of Section 12.1 with the following:

“The initial term of this Agreement (the “Initial Term”) shall commence on May 1, 2011 and shall expire on September 17, 2014. The term will renew for successive periods of two years each (“Renewal Term”)” unless terminated pursuant to the provisions of this Section 12. Either the Transfer Agent or the Fund shall give written notice to the other party one hundred twenty (120) days before the expiration of the Initial Term or of a Renewal Term if such party desires not to renew the Agreement and in the absence of such notice the Agreement shall renew automatically for a Renewal Term.”

3. All defined terms and definitions in the Agreement shall be the same in this amendment (the “Amendment”) except as specifically revised by this Amendment; and

4. Except as specifically set forth in this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

HOMESTEAD FUNDS, INC.		BOSTON FINANCIAL DATA SERVICES, INC.

By:	/s/ Peter R. Morris	By:	/s/ Tracy W. Shelby
Name:	Peter R. Morris	Name:	Tracy W. Shelby
Title:	Chief Executive Officer	Title:	Senior Vice President

SCHEDULE 3.1

FEES AND EXPENSES

Effective Date: May 1, 2011 through September 17, 2014

General: Fees are billable on a monthly basis at the rate of 1/12 of the annual fee. A charge is made for an account in the month that an account opens or closes.

Annual Account Service Fees:[1]
Non Networked Account Fee	$12.00/account
Networked Account Fee	$4.00/account
Base Fee (Per Fund)	$19,500.00/account

Regulatory and Compliance Fee:
Compliance Plus Fee[2]	$0.50/account

Other Account Fees:
Closed Account Fee[1]	$2.00/account
AML Fee	$0.15/account

Activity Based Fees:[1]
New Account Set Up	$4.50/each
Manual Financial Transactions	$3.50/each
Manual Non-Financial Transactions	$2.50/each
Telephone Calls (received/placed)	$3.50/each
Ad-Hoc Reporting (in excess of 10 reports/month)	$50.00/report

Fund Implementation Fee:	$1,650.00/CUSIP

Fiduciary Administration Fees:
Account Maintenance Fee (paid by the shareholder)	$15.00/SSN/Plan

Omnibus Transparency Fees:
Annual Technology Fee
Accountlets[3]
0-500,000	$0.45/accountlet
500,001-2,000,000	$0.45/accountlet	(waived)
2,000,001 and greater	$0.10/accountlet

Annual Automated Work Distributor (“AWD”) Fees[4]
License and Remote Processing	$5,000.00/workstation

Reimbursable Expenses	Billed as incurred
In accordance with Section 3.2 of the Agreement.

[1]	The parties have agreed that the Annual Account Service Fees, Closed Account Fees, and Activity Based Fees will not be subject to change during the Initial Term of the Agreement.
[2]	Capped at $32,000 per year.
[3]	An accountlet is the underlying sub-position on a Financial Intermediary’s system for an omnibus account.
[4]	Excludes hardware, third-party software or connectivity costs.